UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 53.300.005702
Publicly Traded Company

GENERAL SHAREHOLDERS' MEETING
SUMMONS NOTICE

Rio de Janeiro, March 28, 2005 - The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the "Company") calls a General Shareholders' Meeting for the Company's shareholders to be held on April 12, 2005, at 3:00 pm, at the Company's headquarters, located in the city of Rio de Janeiro, RJ, at Rua Humberto de Campos, 425, Leblon, 8th floor, for the purpose of deliberating on the following matters:

( i ) Analysis, discussion and approval of the Financial Statements, Management Report and Report of Independent Auditors of the Company for the fiscal year ending December 31, 2004;

(ii) Approval of management's proposal for the allocation of net income and the distribution of dividends, taking into account the interest on capital declared during the fiscal year ending December 31, 2004

(iii) Approval of the annual capital expenditure budget for the 2005 fiscal year;

(iii) Election of the members of the Company's fiscal committee and their respective alternates;

(iv) Establishment of fiscal year 2005 compensation for the Company's management and members of the Company's Fiscal Committee.

GENERAL INFORMATION:

  The documentation related to the agenda of the General Shareholders' Meeting is available at the Company's headquarters.
  All powers of attorney to vote at the General Shareholders' Meeting must be delivered to the attention of the Company's legal department located in the city of Rio de Janeiro , RJ, at Rua Humberto de Campos, 425, 6th floor, Leblon, by April 08, 2005, 6:00pm.
  Shareholders whose shares are registered with a custodial agent who wish to vote their shares at the General Shareholders' Meeting, must present a statement issued as of April 08, 2005 by the custodial agent, indicating the amount of shares of the Company held by such shareholders as of said date.

Fersen Lamas Lambranho
Chairman of the Board